Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Brookfield Infrastructure Partners L.P.’s registration statements (No. 333-255051-01, 333-249031, 333-235653, 333-262098, 333-167860 and 333-270363) on Form F-3 of our report dated February 14, 2023, with respect to the consolidated financial statements of Triton International Limited and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

New York, New York

July 31, 2023